                              EMPLOYMENT AGREEMENT
                              --------------------

         THIS EMPLOYMENT AGREEMENT (this "Agreement") is made as of August 27, 1998 (the "Effective Date") by and between SVI Holdings, Inc., a Nevada corporation ("Employer"), and Sam Pickard ("Employee"), with reference to the following facts:

         A. Employee is experienced in managing the business formerly conducted by Applied Retail Solutions, Inc., a California corporation ("Old ARS").

         B. Old ARS has been merged into a wholly-owned subsidiary of Employer pursuant to the Agreement of Merger and Plan of Reorganization dated July 1, 1998 among Applied Retail Solutions, Inc., a Delaware corporation, Applied Retail Solutions, Inc., a California corporation, the Shareholders of Applied Retail Solutions, Inc., a California corporation and Employer (the "Merger Agreement") evenly dated herewith, which has been named "Applied Retail Solutions, Inc." ("New ARS").

         C. Employer desires to employ Employee to perform the duties and responsibilities described herein on the terms and conditions hereinafter set forth.

         NOW, THEREFORE, in consideration of the foregoing premises and the mutual covenants herein contained, the parties agree as follows:

         1. EMPLOYMENT. Employer hereby employs Employee and Employee hereby accepts such employment upon the terms and conditions hereinafter set forth.

         2. DUTIES. Subject to the terms and provisions of this Agreement, Employee hereby is employed by Employer as the President and Chief Executive Officer of New ARS. Employee's duties shall consist of such duties as customarily are associated with service as the president and chief executive officer of a corporate business, with full responsibility and authority for managing the day-to-day operations of New ARS and implementing such policies as the Board of Directors of New ARS may from time to time promulgate. Employee shall report directly to the Chairman of the Board of Directors of New ARS, who shall be the Chairman of the Board of Directors of Employer.

         3. SCOPE OF SERVICES. Employee shall devote substantially all of his business time, attention, energies, skills, learning and efforts to New ARS' business.

         4. Term of Employment and Voluntary Termination. Subject to prior termination of this Agreement as hereinafter provided, the term of this Agreement shall commence on the Effective Date and shall continue through March 31, 2000 and may thereafter be terminated upon six months written notice which may be given by either Employer or Employee at any time after March 31, 2000.

         5.  COMPENSATION.

             5.1. As consideration for Employee's entering into this Agreement and agreeing to a covenant not to compete set forth in Section 11, below, Employer shall pay to Employee on the date of this Agreement $1,100,593.00.

             5.2. Employee's annual compensation ("Base Compensation") under this Agreement, prorated for any partial year, shall be $190,000 per year, commencing on the Effective Date. The Base Compensation shall be payable bi-weekly in arrears from the Effective Date in accordance with the ordinary payroll procedures of New ARS.

         6. OTHER BENEFITS. Employee shall also be entitled to receive all other benefits, such as health insurance, vacations, sick pay and retirement plan participation, as are made available to other personnel employed by Employer or New ARS, as set forth in the New ARS employee handbook.

         7. TERMINATION. The employment of Employee may be terminated as follows:

             7.1. TERMINATION BY MUTUAL AGREEMENT. Employer and Employee may mutually agree in writing to terminate Employee's employment.

             7.2. TERMINATION FOR DEATH. Employee's employment shall terminate immediately upon Employee's death.

             7.3. TERMINATION UPON DISABILITY. Employee's employment shall terminate if Employee should become totally and permanently disabled. For purposes of this Agreement, Employee shall be considered "totally and permanently disabled" if Employee would be treated as "disabled" under any disability insurance policy maintained by New ARS or Employer. In the event any such policy is either not in force or the benefits are not available under such policy, then "total and permanent disability" shall mean the inability of the Employee, as a result of substance abuse, any mental, nervous or psychiatric disorder, or physical condition, injury or illness to perform substantially all of his duties on a full-time basis currently and in the foreseeable future, as determined by the Board of Directors of New ARS.

             7.4. TERMINATION BY EMPLOYER. The Employer may terminate this
Agreement: (a) at will, for any reason, or for no reason at all, on or after the earlier of (i) March 31, 2000 or (ii) upon release to Employee of the "Escrowed Shares" as defined in the Merger Agreement upon 30 days' written notice to Employee after, or (b) for "Cause" upon three days' written notice. For purposes of this Agreement, "Cause" shall mean the existence or occurrence of any of the following:

                 7.4.1. Employee's conviction of a felony.

                 7.4.2. Employee's commission of theft, embezzlement or fraud.

                 7.4.3. Employee's willful violation of a reasonable Employer policy previously made known to him or a directive of the Board of Directors of New ARS.

                 7.4.4. Employee's breach of his obligations set forth in Sections 9, 10 and 11, below.

                 7.4.5. Any neglect or breach of duty by Employee, or any failure by Employee to perform, to the reasonable satisfaction of the Board of Directors of New ARS.

                 7.4.6. If Employee breaches any material term of the Merger Agreement and remains in breach for 10 days after receipt of written notice describing such breach.

             7.5. TERMINATION BY EMPLOYEE. At any time after March 31, 2000, Employee may terminate his employment upon six months' prior written notice to Employer.

         8. REPRESENTATIONS AND WARRANTIES. Employee hereby represents and warrants that as of the date of execution of this Agreement: (i) this Agreement will not cause or require Employee to breach any obligation to, or agreement or confidence with, any other person; (ii) except as disclosed in writing by Employee to Employer prior to the execution of this Agreement, Employee is not representing, or otherwise affiliated in any capacity with, any other lines of products, manufacturers, vendors or customers of Employer; and (iii) Employee has not been induced to enter into this Agreement by any promise or representation other than as expressly set forth in this Agreement. In addition, in connection with the issuance of the SVI Holdings Shares (the "Shares"), Employee hereby represents and warrants that the following factual statements are true and accurate as of the Effective Date and will be true and accurate as of the Closing: (a) Employee has a preexisting business relationship with Employer, or by reason of its business or financial experience, is capable of evaluating the risks and merits of an investment in the Shares and of protecting its own interests in connection with the investment; (b) Employee has received and reviewed all information it considers necessary or appropriate for deciding whether to accept the Shares; (c) Employee has had an opportunity to ask questions and receive answers from Employer and its officers, directors, and employees regarding the business, financial affairs, and other aspects of Employer and has further had the opportunity to obtain all information which it deems necessary to evaluate the investment and to verify the accuracy of information otherwise provided it; and (d) Employee is acquiring the Shares for his own account and not with a view to their distribution within the meaning of
Section 2(11) of the Securities Act.

         9. CONFIDENTIALITY. Employee hereby acknowledges that Employer has made (or may make) available to Employee certain customer lists, product design information, performance standards and other confidential and/or proprietary information of Employer or licensed to Employer, including without limitation trade secrets, copyrighted materials and/or financial information of Employer (or any of its Affiliates, as defined in Section 11.5 below), including without limitation, financial statements, reports and data (collectively, the "Confidential Material"). Except as essential to Employee's obligations under this Agreement, neither Employee nor any agent, employee, officer, or independent contractor of or retained by Employee shall make any disclosure of this Agreement, the terms of this Agreement, or any of the Confidential Material. Except as essential to Employee's obligations under this Agreement, neither employee nor any agent, employee, officer, or independent contractor of or retained by Employee shall make any duplication or other copy of any of the Confidential Material. Immediately upon request from Employer, Employee shall return to Employer all Confidential Material. Employee shall notify each person to whom any disclosure is made that such disclosure is made in confidence, that the Confidential Material shall be kept in confidence by such person, and that such person shall be bound by the provisions of this Section.

         10. PROPRIETARY INFORMATION. For purposes of this Agreement, "Proprietary Information" shall mean any information, observation, data, written material, record, document, computer program, software, firmware, invention, discovery, improvement, development, tool, machine, apparatus, appliance, design, promotional idea, customer list, practice, process, formula, method, technique, trade secret, product and/or research related to the actual or anticipated research, marketing strategies, pricing information, business records, development, products, organization, business or finances of Employer. All right, title and interest of every kind and nature whatsoever in and to the Proprietary Information made, discussed, developed, secured, obtained or learned by Employee during the term of this Agreement, or the 60-day period immediately following termination of this Agreement, shall be the sole and exclusive property of Employer for any purposes or uses whatsoever, and shall be disclosed promptly by Employee to Employer. The covenants set forth in the preceding sentence shall apply regardless of whether any Proprietary Information is made, discovered, developed, secured, obtained or learned (a) solely or jointly with others, (b) during the usual hours of work or otherwise, (c) at the request and upon the suggestion of Employer or otherwise, or (d) with the Employer's materials, tools, instruments or on the Employer's premises or otherwise. All Proprietary Information developed, created, invented, devised, conceived or discovered by Employee that are subject to copyright protection are explicitly considered by Employee and Employer to be works made for hire to the extent permitted by law. Employee hereby assigns to Employer all of Employee's right, title and interest in and to the Proprietary Information. Employee hereby forever fully releases and discharges Employer, any Affiliates of Employer and their respective officers, directors and employees, from and against any and all claims, demands, damages, liabilities, costs and expenses of Employee arising out of, or relating to, any Proprietary Information. Employee shall execute any documents and take any action the Company may deem necessary or appropriate to effectuate the provisions of this Agreement, including without limitation assisting Employer in obtaining and/or maintaining patents, copyrights or similar rights to any Proprietary Information assigned to Employer, if Employer, in its sole discretion, requests such assistance. Employee shall comply with any reasonable rules established from time to time by Employer for the protection of the confidentiality of any Proprietary Information. Employee irrevocably appoints the Chief Executive Officer of Employer to act as Employee's agent and attorney-in-fact to perform all acts necessary to obtain and/or maintain patents, copyrights and similar rights to any Proprietary Information assigned by Employee to Employer under this Agreement if (a) Employee refuses to perform those acts, or (b) is unavailable, within the meaning of any applicable laws. Employee acknowledges that the grant of the foregoing power of attorney is coupled with an interest and shall survive the death or disability of Employee. Employee shall promptly disclose to Employer, in confidence (a) all Proprietary Information that Employee creates during the term of this Agreement, and (b) all patent applications filed by Employee within one year after termination of this Agreement. Any application for a patent, copyright registration or similar right filed by Employee within one year after termination of this Agreement shall be presumed to relate to Proprietary Information created by Employee during the term of this Agreement, unless Employee can prove otherwise. Nothing contained in this Agreement shall be construed to preclude Employer from exercising all of its rights and privileges as sole and exclusive owner of all of the Proprietary Information owned by or assigned to Employer under this Agreement. The Employer, in exercising such rights and privileges with respect to any particular item of Proprietary Information, may decide not to file any patent application or any copyright registration on such Proprietary Information, may decide to maintain such Proprietary Information as secret and confidential, or may decide to abandon such Proprietary Information or dedicate it to the public. Employee shall have no authority to exercise any rights or privileges with respect to the Proprietary Information owned by or assigned to Employer under this Agreement. This Agreement does not apply to any Proprietary Information that qualifies fully under the provisions of California Labor Code Section 2870 or any similar or successor statute.

         11. COVENANT NOT TO COMPETE AND NONCOMPETITION. Employee acknowledges that this Agreement is being entered in connection with the acquisition by Employer of all of the shares of a corporation with respect to which Employee and his spouse are major shareholders. To the extent permitted by applicable law, during the period of time set forth in Section 11.5 below:

             11.1. Employee shall not, directly or indirectly, engage or invest in, own, manage, operate, finance, control, or participate in the ownership, management, operation, or control of, be employed by, associated with, or in any manner connected with, or render services or advice to, any business whose products or activities compete in whole or in part with the products or business of Employer anywhere in the world, which business consists of developing, marketing and selling computer software for use in point of sale computers in retail businesses.

             11.2. Employee shall not undertake any employment or activity competitive with the Employer's business, including without limitation the inducement or solicitation of the Employer's customers, if the duties or work of, in connection with or related to such competitive employment or activity would or might cause Employee to reveal or use any Confidential Material or Proprietary Information. The restriction set forth in this Section 11 shall not be limited to a particular geographical area.

             11.3. Employee shall not, directly or indirectly, either for himself or any other person, (i) induce or attempt to induce any employee of Employer or any Affiliate (as defined below) to leave the employ of such employer, (ii) in any way interfere with the relationship between Employer or any Affiliate and any employee of such Employer, (iii) employ, or otherwise engage as an employee, independent contractor, or otherwise, any employee of Employer or any Affiliate, or (iv) induce or attempt to induce any customer, supplier, licensee, or business relation of the Employer or any Affiliate to cease doing business with such company, or in any way interfere with the relationship between any customer, supplier, licensee, or business relation of such employer.

             11.4.Employee shall not, directly or indirectly, either for himself or any other person, solicit the business of any person known to Employee to be a customer of the Employer or any Affiliate, whether or not Employee had business or personal contact with such person, unless Employee's solicitation of such person is done in connection with a business that is not competitive with that of Employer or any Affiliate.

             11.5.The duration of the covenants set forth in this Section 11 shall be the entire term of Employee's employment with Employer plus a period of four years after the termination of such employment. Employee agrees that this covenant is reasonable with respect to its duration, geographical area, and scope. Notwithstanding such restriction, Employee may purchase or otherwise acquire up to (but not more than) one percent (1%) of any class of securities of any enterprise (but without otherwise participating in the activities of such enterprise) if such securities are listed on any national or regional securities exchange or have been registered under Section 12(g) of the Securities Exchange Act of 1934.

             In the event of a breach by Employee of any covenant set forth in this Section 11, the term of such covenant will be extended by the period of the duration of such breach, provided, however, that such extension shall be limited to four years. In addition to the Employer's right to damages and any other rights it may have, to obtain injunctive or other equitable relief to restrain any breach or threatened breach or otherwise to specifically enforce the provisions of this Section, Employee agrees that money damages alone would be inadequate to compensate Employer and would be an inadequate remedy for such breach. If a court of competent jurisdiction holds that the obligations of Employee pursuant to this Section 11 are unenforceable due to the duration, geographical areas or scope of this covenant, then such duration, geographical area or scope of this covenant shall be reduced to the least degree necessary to render this covenant enforceable. For purposes of this Agreement, "Affiliate" shall mean any partner, employee, director, shareholder, officer of Employer or any person or entity controlled by, controlling, or under common control with, directly or indirectly, Employer, and shall include New ARS or its successor in title and interest.

         12. BUSINESS OPPORTUNITIES. During the term of this Agreement, if Employee (or any agent, employee, officer or independent contractor of or retained by Employee) becomes aware of, or develops, creates, invests, devisees, conceives or discovered, any project, investment, venture, business or other opportunity (any of the preceding, an "Opportunity") that is similar to, competitive with, related to or in the same field as Employer or any Affiliate, or any project, investment, venture, or business of Employer or any Affiliate, then Employee shall so notify the Employer immediately in writing of such Opportunity and shall use Employee's good-faith efforts to cause the Employer to have the opportunity to invest in, participate in or otherwise become affiliated with such Opportunity.

         13. SECTION HEADINGS. The section headings or captions in this Agreement are for convenience of reference only and do not form a part hereof, and do not in any way modify, interpret or construe the intent of the parties or affect any of the provisions of this Agreement.

         14. SURVIVAL. The obligations and rights imposed upon the parties hereto by the provisions of this Agreement which relate to acts or events subsequent to the termination of this Agreement shall survive the termination of this Agreement and shall remain fully effective thereafter.

         15. VENUE AND JURISDICTION. For purposes of venue and jurisdiction, this Agreement shall be deemed made and to be performed in the City of San Diego, California.

         16. SEVERABILITY. Should any one or more of the provisions of this Agreement be determined to be illegal or unenforceable in any relevant jurisdiction, then such illegal or unenforceable provision shall be modified by the proper court, if possible, but only to the extent necessary to make such provision enforceable, and such modified provision and all other provisions of this Agreement shall be given effect separately from the provision or portion thereof determined to be illegal or unenforceable and shall not be affected thereby; provided, that any such modification shall apply only with respect to the operation of this Agreement in the particular jurisdiction in which such determination of illegality or unenforceability is made.

         17. WAIVER. The failure of either party to enforce any provision of this Agreement shall not be construed as a waiver of any such provision, nor prevent such party thereafter from enforcing such provision or any other provision of this Agreement. The rights granted both parties herein are cumulative and the election of one shall not constitute a waiver of such party's right to assert all other legal remedies available under the circumstances.

         18. PARTIES IN INTEREST. Nothing in this Agreement, whether express or implied, is intended to confer any rights or remedies under or by reason of this Agreement on any persons other than the parties hereto and the successors, assigns and affiliates of Employer, nor is anything in this Agreement intended to relieve or discharge the obligation or liability of any third person to any party to this Agreement, nor shall any provision give any third person any right of action over or against any party to this Agreement.

         19. ASSIGNMENT. The rights and obligations under this Agreement shall be binding upon, and inure to the benefit of, the heirs, executors, successors and assigns of Employee and Employer. Except as specifically provided in this
Section 19, neither Employer nor Employee may assign this Agreement or delegate their respective responsibilities hereunder without the consent of the other party hereto. Employer may assign this Agreement to an employee leasing company retained by Employer to provide personnel to or for the benefit of Employer. Upon the sale, exchange or other transfer of substantially all of the assets of the Employer, the Employer shall assign this Agreement to the transferee of such assets. No assignment of this Agreement by Employer shall relieve Employer of, and Employer shall remain obligated to perform, its duties and obligations under this Agreement, including, without limitation, payment of the annual salary set forth in Section 5, above.

         20. ATTORNEYS' FEES. In the event of any suit, action or arbitration to enforce any of the terms or provisions of this Agreement, the prevailing party shall be entitled to its reasonable attorneys' fees and costs. The foregoing entitlement shall also include attorneys' fees and costs of the prevailing party on any appeal of a judgment and for any action to enforce a judgment.

         21. MODIFICATION. This Agreement may be modified only by a contract in writing executed by the party(ies) to this Agreement against whom enforcement of such modification is sought.

         22. PRIOR UNDERSTANDINGS. This Agreement contains the entire agreement between the parties to this Agreement with respect to the subject matter of this Agreement, is intended as a final expression of such parties' agreement with respect to such terms as are included in this Agreement, is intended as a complete and exclusive statement of the terms of such agreement, and supersedes all negotiations, stipulations, understandings, agreements, representations and warranties, if any, with respect to such subject matter, which precede or accompany the execution of this Agreement.

         23. INTERPRETATION. Whenever the context so requires in this Agreement, all words used in the singular shall be construed to have been used in the plural (and vice versa), each gender shall be construed to include any other genders, and the word "person" shall be construed to include a natural person, a corporation, a firm, a partnership, a joint venture, a trust, an estate or any other entity.

         24. PARTIAL INVALIDITY. Each provision of this Agreement shall be valid and enforceable to the fullest extent permitted by law. If any provision of this Agreement or the application of such provision to any person or circumstance shall, to any extent, be invalid or unenforceable, the remainder of this Agreement, or the application of such provision to persons or circumstances other than those as to which it is held invalid or unenforceable, shall not be affected by such invalidity or unenforceability, unless such provision or such application of such provision is essential to this Agreement.

         25. ENTIRE AGREEMENT. This Agreement contains the entire agreement of the parties and no representation, inducement, promise or agreement, oral or otherwise, between the parties not embodied herein shall be of any force or effect. No modification, termination or attempted waiver shall be valid unless in writing and signed by the party against whom such modification, termination or waiver is sought to be enforced.

         26. COUNTERPARTS. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

         27. APPLICABLE LAW. This Agreement and the rights and obligations of the parties hereunder shall be construed under, and governed by, the laws of the State of California without giving effect to conflict of laws provisions.

         28. DRAFTING AMBIGUITIES. Each party to this Agreement has reviewed and revised this Agreement. Each party to this Agreement has had the opportunity to have such party's legal counsel review and revise this Agreement. The rule of construction that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of this Agreement or of any amendments or exhibits to this Agreement.

         IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

                                    EMPLOYER:

                                    SVI HOLDINGS, INC., a Nevada corporation

                                    By:
                                         --------------------------------------

                                    EMPLOYEE:

                                         --------------------------------------
                                           Sam Pickard